Exhibit 12.1

Senior Housing Properties Trust
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2018		2017		2016		2015		2014		2013
Earnings:
Income from continuing operations (including gains on sales of properties, if any) before income tax expense and equity in earnings of an investee	$362,707		$151,649		$141,582		$125,474		$162,141		$183,997
Fixed charges	88,365		165,019		167,574		150,881		135,114		117,819
Adjusted earnings	$451,072		$316,668		$309,156		$276,355		$297,255		$301,816

Fixed charges:
Interest expense (including net amortization of debt premiums and discounts and debt issuance costs)	$88,365		$165,019		$167,574		$150,881		$135,114		$117,819

Ratio of Earnings to Fixed Charges	5.1	x	1.9	x	1.8	x	1.8	x	2.2	x	2.6	x